Mail Stop 3561

April 3, 2009

BY U.S. MAIL and FACSIMILE

Ms. Alison K. Engel
 Chief Financial Officer
A. H. BELO CORPORATION
P.O. Box 224866
Dallas, Texas 75222-4866

> **Re: A. H. Belo Corporation**
> **Item 4.01 Form 8-K**
> **Filed April 2, 2009**
> **File No. 1-33741**

Dear Ms. Engel:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

1.   Please amend your filing in its entirety to specifically disclose in the third paragraph
        whether the former accountant, Ernst & Young LLP, resigned, declined to stand for re-
        election or was dismissed. Your current disclosure that the Audit Committee "decided
        not to continue the engagement" is not appropriate. We refer you to Item 304(a)(1)(i) of
        Regulation S-K. An updated Exhibit 16.1 letter should be filed to the amendment
        indicating whether or not the former accountant agrees with your revised disclosures.
        The amendment should be filed as soon as possible.

                                    ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant